Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Natcore Technology Inc.
189 N. Water Street, Suite 700
Rochester, NY 14604

Item 2	Date of Material Change

November 2, 2016

Item 3	News Release

A news release was disseminatedon November 3, 2016 through the facilities of Stockwatch.

Item 4	Summary of Material Change

The Company has completed the first tranche of its proposed non-brokered private placement, as announced on November 2, 2016.

Item 5	Full Description of Material Change

Gross proceeds of $230,000.00 were raised through the sale of 1,000,000 units at a price of $0.23 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.30 for a period of three years.

Finders’ fees were paid in connection with the initial tranche of $16,100 payable in cash and 70,000 finders’ warrants having the same terms of the warrants issuable in the units.

All securities issued in the initial tranche are subject to a hold period in Canada expiring on March 3, 2017. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (732)-576-8800.

Item 9	Date of Report

November 3, 2016